ImmunoPrecise Antibodies (IPA) Reports Financial Results and Recent Business Highlights for Third Quarter Fiscal Year 2025

Secures $8-$10M Strategic Partnership

Scales AI Infrastructure Collaborations with Vultr and Leading Providers of Advanced GPU technologies to Accelerate de novo Drug Discovery.

Unlocking Margin Expansion Through Scalable AI

IPA Strengthens Board & Management Team
Kamil Isaev, Joseph Scheffler, and Dr. Li Hui join IPA, enhancing leadership in AI, finance, and client relations.

AUSTIN, Texas, March 28, 2025 – IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (NASDAQ: IPA), an AI-driven biotherapeutic research and technology company, today reported financial results for the third quarter (“Q3”) of its 2025 fiscal year (“FY25”), which ended January 31, 2025. All numbers are expressed in Canadian dollars, unless otherwise noted.

"As we continue to revolutionize the AI-enabled drug discovery sector, our recent milestones underscore the growing recognition of our innovative AI and growth potential. Notably, we've secured a strategic partnership valued at $8-10 million USD with a leading biotech company, leveraging our proprietary B-cell Select technology and AI-driven capabilities to enhance our development and optimization processes. These AI-driven development and optimization capabilities are accelerating the advancement of novel therapies, positioning us at the forefront of innovation. Our collaborations with Vultr, AMD and other Leading Providers of Advanced GPU technologies further enhance our lab-in-a-loop drug discovery and development capabilities, not only driving cost-effectiveness for our pharma partners but also increasing our competitiveness in securing future collaborations. This strategic alignment is positively impacting both our top line and gross profit margins in the AI sector, as we continue to drive robust growth and expand our presence in the rapidly evolving AI healthcare landscape. We are excited about the potential of these current partnerships and looks forward to forming new collaborations that will further accelerate our mission to transform the future of healthcare through AI-driven innovation," stated Dr. Jennifer Bath, President and CEO.

"While BioStrand’s AI revenue currently represents a modest portion of our total topline, it stands out for its remarkably high gross margins—exceeding 90% in recent quarters, a level of profitability that is truly exceptional in our industry. This positive dynamic reveals one of the most important yet underappreciated financial drivers of our business: as AI revenues scale, so does the path to profitability at an accelerated pace. Unlike traditional project-based services, IPA’s AI-driven offerings generate significant leverage and recurring value, creating a robust foundation for sustainable growth. This margin profile—combined with accelerating adoption—positions IPA’s AI segment as a powerful engine for long-term shareholder value and a key catalyst for our future success," stated Joseph Scheffler, Interim CFO.

Third Quarter Corporate Update and Recent Business Highlights

•
Entered into a USD $8M–$10M partnership with a USD $3 billion market cap global biotechnology company to co-develop Antibody-Drug Conjugates (ADCs) and bispecific antibodies, reinforcing demand for IPA’s B-Cell and AI-powered platforms.
•
Expanded AI infrastructure through strategic collaborations with Vultr, AMD and other leading providers of advanced GPU technologies enabling high-performance GPU computing for generative AI.
•
Corporate headquarters relocated to Austin, Texas: Expanding IPA’s U.S. footprint in the heart of a thriving AI, biotech, and semiconductor ecosystem. This strategic move takes advantage of Texas's zero corporate income tax, allowing us to reinvest savings in business expansion and innovation. Additionally, the state's robust economy and skilled workforce will support our growth ambitions, positioning us for increased competitiveness and profitability in the rapidly evolving AI healthcare landscape.
•
Resilience in Challenging Market Conditions: Our year-to-date revenue stability and high margin profile, including BioStrand's 131.8% year-over-year revenue growth and 97% gross margin, underscore IPA's solid financial position and ability to navigate difficult market conditions effectively.
•
Announced key leadership changes, including the appointment of Joseph Scheffler as Interim CFO and Dr. Kamil Isaev to the Board of Directors, enhancing financial oversight and business strategy.
•
Completed a USD $8.8 million At-the-Market (ATM) equity raise and announced the full conversion of the Yorkville debenture, strengthening IPA’s balance sheet and removing near-term convertible debt.
•
Pioneered AI-designed GLP-1 therapeutics for diabetes and metabolic disorders, using unique nucleic acid-based delivery technology and the LENSai™ platform to enhance efficacy, safety, and patient compliance.
•
Realigned pipeline strategy, launching a new AI-powered therapeutic development pipeline driven by first principles thinking and proprietary machine learning models.
•
Revealed multiple ADC lead candidates with demonstrated tumor-killing capabilities, potentially positioning IPA in the high-growth $20B antibody-drug conjugate market.
•
Insider Confidence Reinforced: Key members of IPA’s leadership and BioStrand co-founders acquired 763,120 shares on the open market—an aggregate investment of USD $306,000—demonstrating strong internal conviction in the Company’s long-term strategy and AI-driven growth trajectory.

Second Quarter FY25 Financial Results

•
Revenue: Total revenue was $6.2 million, compared to revenue of $6.2 million in fiscal year 2024 (“FY24”) Q3. Project revenue generated $5.6 million, including projects using IPA’s proprietary B Cell Select® platform and IPA’s proprietary LENSai platform, compared to $5.8 million in FY24 Q3. Product sales and cryostorage revenue were $0.6 million, compared to $0.4 million in FY24 Q3.

•
Research & Development (R&D) Expenses: R&D expenses were $1.1 million, compared to $1.0 million in FY24 Q3, reflecting increased salary and benefits related to the build of the Company's LENSai platform.
•
Sales & Marketing (S&M) Expenses: S&M expenses were $1.3 million, compared to $0.6 million in FY24 Q3 and includes S&M expenses related to social media and digital campaigns. S&M costs related to BioStrand LENSai.
•
General & Administrative (G&A) Expenses: G&A expenses were $3.6 million, compared to $4.2 million in FY24 Q3.
•
Impairment: The Company recorded an impairment charge of $21.2 million related to BioStrand’s intangible assets. This adjustment reflects a delay in expected cash flows and resulted in full impairment of the remaining intangible assets after ~~.~~ the Company recorded an impairment charge of $15.0 million related to BioStrand in fiscal 2024. Despite this change in valuation, IPA remains committed to its strategic investments and long-term growth plans.
•
Net Loss: Net loss of $21.5 million, or $(0.66) per share on a basic and diluted basis, as compared to a net loss of $2.7 million or $(0.10) on a basic and diluted basis in FY24 Q3.
•
Liquidity: Cash totaled $12.9 million as of January 31, 2025, compared to $3.5 million as of April 30, 2024.

*All financial figures are in Canadian Dollars (CAD) unless otherwise stated.

Conference Call and Webcast Details

The Company will host a live conference call and webcast to discuss these results and provide a corporate update on Friday, March 28, 2025, at 10:30AM ET.

The conference call will be webcast live and available for replay via a link provided in the Events section of the Company’s IR pages at https://ir.ipatherapeutics.com/events-and-presentations/default.aspx.

***Participant Dial-In Details***

Participants call one of the allocated dial-in numbers (below) and advise the Operator of either the Conference ID 3224490 or Conference Name.

USA / International Toll +1 (646) 307-1963
USA - Toll-Free (800) 715-9871
Canada - Toll-Free (800) 715-9871

***Webcast Details***

Attendee URL:
https://events.q4inc.com/attendee/849565157

Please call the conference telephone number five minutes prior to the start time. An operator will register your name and organization.

Anyone listening to the call is encouraged to read the company's periodic reports available on the company’s profile at www.sedarplus.com and www.sec.gov, including the discussion of risk factors and historical results of operations and financial condition in those reports.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a techbio company that leverages multi-omics modeling and complex artificial intelligence through a series of proprietary and patented technologies. The Company owns an integrated end-to-end suite of capabilities to support the development of therapeutic antibodies and are known for solving very complex industry challenges. IPA has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”).

For more information, visit www.ipatherapeutics.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. These statements reflect the Company’s expectations, plans, projections, and beliefs regarding future events or performance. Words such as “expects,” “anticipates,” “intends,” “believes,” “plans,” “potential,” “will,” “may,” “continue,” and variations thereof are intended to identify forward-looking statements.

Forward-looking statements in this release include, but are not limited to, statements related to the Company’s operational and financial outlook, the potential impact and continuity of strategic partnerships, including the recently announced commercial agreement and collaborations with cloud infrastructure providers, our projected growth in AI-driven revenues and margins, our ability to commercialize new technologies such as de novo antibody design and AI-designed GLP-1 therapeutics, future demand for our platform capabilities, ongoing strategic initiatives including business realignment and divestitures, and our ability to drive sustainable profitability.

These statements are based on management’s current expectations and assumptions and involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied. These include, but are not limited to: execution risks related to strategic partnerships, delays or failures in technology development or commercialization, market adoption of AI-based drug discovery tools, fluctuations in financial markets, general economic conditions, and risks related to funding requirements and liquidity.

The Company cautions readers not to place undue reliance on these forward-looking statements. All such statements are made as of the date of this release and, unless required by law, the Company assumes no obligation to update or revise them to reflect new events or circumstances.

For a complete discussion of risk factors, investors should refer to IPA’s filings with Canadian and U.S. securities regulators, including the most recent Annual Report on Form 20-F available at www.sedarplus.ca and www.sec.gov.

Investor Relations Contact

investors@ipatherapeutics.com

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian dollars)

		Three months ended January 31,		Nine months ended January 31,
(in thousands, except share data)	Note	2025 $	2024 $	2025 $	2024 $
REVENUE		6,151	6,221	17,539	18,059
COST OF SALES		2,856	3,024	8,451	9,114
GROSS PROFIT		3,295	3,197	9,088	8,945
EXPENSES
Research and development		1,057	1,001	3,854	2,783
Sales and marketing		1,310	649	3,265	2,633
General and administrative		3,594	4,178	11,029	11,473
Amortization of intangible assets	6	623	709	1,842	2,267
Asset impairment	6	21,184	—	21,184	—
		27,768	6,537	41,174	19,156
Loss before other income (expenses) and income taxes		(24,473)	(3,340)	(32,086)	(10,211)
OTHER INCOME (EXPENSES)
Accretion		(3)	(5)	(8)	(15)
Grant income	13	(4)	—	164	300
Interest and other income (expense)		(169)	3	(286)	26
Unrealized foreign exchange gain (loss)		114	(115)	(151)	21
		(62)	(117)	(281)	332
Loss before income taxes		(24,535)	(3,457)	(32,367)	(9,879)
Income taxes	2	3,014	778	4,294	1,374
NET LOSS FOR THE PERIOD		(21,521)	(2,679)	(28,073)	(8,505)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will be reclassified subsequently to loss
Exchange difference on translating foreign operations		(142)	(402)	546	(1,110)
COMPREHENSIVE LOSS FOR THE PERIOD		(21,663)	(3,081)	(27,527)	(9,615)
LOSS PER SHARE – BASIC AND DILUTED		(0.66)	(0.10)	(0.96)	(0.34)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		32,851,233	25,800,919	29,367,687	25,298,660

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Canadian dollars)

(in thousands)	Note	January 31, 2025 $	April 30, 2024 $
ASSETS
Current assets
Cash		12,915	3,459
Amounts receivable, net		3,606	3,790
Tax receivable		177	414
Inventory		1,920	2,139
Unbilled revenue		1,082	277
Prepaid expenses		1,042	1,408
		20,742	11,487
Restricted cash		90	86
Deposit on equipment		488	475
Property and equipment	5, 8	15,219	16,696
Intangible assets	6	1,124	23,557
Goodwill		7,871	7,687
Total assets		45,534	59,988
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	11	4,391	4,372
Deferred revenue		2,353	1,353
Income taxes payable	2	202	553
Leases	8	1,689	1,563
Deferred acquisition payments		298	284
		8,933	8,125
Leases	8	11,239	12,118
Deferred income tax liability		238	4,067
Total liabilities		20,410	24,310
SHAREHOLDERS' EQUITY
Share capital	9	136,354	119,773
Contributed surplus	9	12,779	12,387
Accumulated other comprehensive loss		2,624	2,078
Accumulated deficit		(126,633)	(98,560)
		25,124	35,678
Total liabilities and shareholders’ equity		45,534	59,988

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended January 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

(in thousands)	Note	2025 $	2024 $
Operating activities:
Net loss for the period		(28,073)	(8,505)
Items not affecting cash:
Amortization and depreciation	5, 6, 14	4,206	4,156
Deferred income taxes		(3,935)	(1,209)
Accretion		8	15
Foreign exchange		159	118
Gain on investment		(7)	(21)
Share-based expense	9, 10, 11	392	1,298
Asset impairment		21,184	—
		(6,066)	(4,148)
Changes in non-cash working capital related to operations:
Amounts receivable		306	439
Inventory		253	(513)
Unbilled revenue		(759)	(416)
Prepaid expenses		388	184
Accounts payable and accrued liabilities	11	(87)	1,462
Sales and income taxes payable and receivable		(298)	339
Deferred revenue		993	1,050
Net cash used in operating activities		(5,270)	(1,603)
Investing activities:
Purchases of property and equipment	5	(440)	(270)
Security deposit on leases		—	(157)
Deferred acquisition payments		—	(146)
Sale of QVQ Holdings BV shares		—	121
Net cash used in investing activities		(440)	(452)
Financing activities:
Proceeds on share issuance, net of transaction costs	9	12,211	935
Repayment of leases	8	(1,142)	(1,037)
Proceeds on debenture issuance, net of transaction costs	7	4,242	—
Net cash provided by (used in) financing activities		15,311	(102)
Increase (decrease) in cash during the period		9,601	(2,157)
Foreign exchange		(141)	80
Cash – beginning of the period		3,545	8,366
Cash – end of the period		13,005	6,289
Cash is comprised of:
Cash		12,915	6,204
Restricted cash		90	85
		13,005	6,289
Cash paid for interest		—	—
Cash paid for income tax		—	—

Source: ImmunoPrecise Antibodies Ltd.